UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  Form 10-K   Form 20-F   Form 11-K  X Form 10-Q  Form N-SAR

                  For Period Ended:  June 29, 1996
                  [ ] Transition Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
   Salant Corporation
Full Name of Registrant

Former Name if Applicable
   1114 Avenue of  the Americas
Address of Principal Executive Office (Street and Number)
   New York,  New York 10036
City, State and Zip Code

Part II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) (See Attached Narrative)



PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact
     in regard to this notification
    Richard P. Randall                     212          354-3598
        (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         X YES   NO



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


         X  YES   NO

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                           (See Attached Explanation)



                              Salant Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date             August 13,1996             By /s/ Richard P.Randall

                                              Richard P. Randall
                                            Senior Vice President
                                         and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934. 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files. 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered. 4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification. 5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



PART III - NARRATIVE

        The quarterly report on Form 10-Q could not be filed by the prescribed due date because the Company is finalizing an amendment to its working capital agreement, which is needed to complete the financial statements and related notes.


PART IV (3) - OTHER INFORMATION

        Net sales for the second quarter of 1996 decreased 20.5% to $97.0 million from $122.1 million for the comparable period in 1995. The net loss for the second quarter of 1996 was $18.9 million, or $(1.25) per share, after restructuring costs of $11.4 million, or $(0.76) per share, compared to net income of $392 thousand, or $0.03 per share, in the second quarter of 1995.

        Net sales for the six months ended June 29, 1996 decreased 13.1% to $196.2 million from $225.9 million in the comparable period in 1995. The net loss for the first six months of 1996 was $21.8 million, or $(1.45) per share, after restructuring costs of $11.6 million, or $(0.77) per share, compared to a net loss in 1995 of $1.3 million, or $(0.09) per share.